Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Verizon Communications Inc.

1095 Avenue of the Americas

New York, New York 10036

[Letterhead of Ivan Seidenberg, Chairman and Chief Executive Officer of Verizon Communications Inc.]

March 16, 2005

Mr. Nicholas deB. Katzenbach

Chairman of the Board

Mr. Michael D. Capellas

President and Chief Executive Officer

MCI, Inc.

22001 Loudoun County Parkway

Ashburn, VA 20147

Gentlemen:

We have listened to Qwest’s rhetoric and observed the recent media speculation about the purported financial benefits of a transaction between MCI and Qwest. While we believe that many of the issues addressed in this letter will likely already have been considered, we think it is nevertheless important to clarify our views about the present situation as the two week period for discussions between MCI and Qwest comes to a close.

As you know, MCI and Verizon have entered into an agreement pursuant to which Verizon proposes to acquire MCI for a combination of 0.4062 shares of Verizon stock plus the payment of $6.00 in cash ($0.40 of which has already been paid) per share of MCI stock, subject to a potential adjustment under certain circumstances. We understand that Qwest has made—and likely will continue to make—proposals that it claims are financially superior for the shareholders of MCI.

Although the current management of Qwest has made some progress addressing the problems they inherited, one needs only glance at its published 2004 financial results to understand why a transaction with Qwest is perilous for MCI:

•	Qwest’s revenue was down and operating losses were up year over year, while cash provided by operating activities continued to decline.

Messrs. Katzenbach and Capellas

MCI, Inc.

March 16, 2005

•	Qwest finished the year with $17.3 billion of debt, more than twice the market value of the company’s stock. All of Qwest’s debt is rated at “junk” levels by the major rating agencies.

•	Qwest has no organic wireless capability, instead relying upon a resale arrangement with another carrier that effectively limits Qwest’s ability to market the wireless voice and data services that are increasingly in demand by large business customers. In addition, Qwest has no directory-publishing business, a money-losing long-distance carrier, and a core local telephone business declining in line with industry trends—and no offsetting growth businesses.

•	Given its extraordinarily high leverage, substantial contingent liabilities and likely dim stand-alone growth prospects, we would expect Qwest’s share price to remain volatile.

No wonder there appears to be a desperate quality to Qwest’s efforts to acquire MCI—explaining in the future the failure to have delivered on exaggerated promises of synergies is understandably preferable to the stark reality of its current stand-alone financial prospects.

Notwithstanding the obvious implications of its present financial position, Qwest asserts one can combine Qwest and MCI—two companies that are each experiencing significant downward pressures on revenue and EBITDA—and, in short order, change their present trajectory to produce “Combined company EBITDA growth in excess of 9% CAGR.” This optimistic belief seems to be based entirely upon Qwest’s claim that it can deliver billions of dollars in annual recurring synergies in a combination with MCI.

Messrs. Katzenbach and Capellas

MCI, Inc.

March 16, 2005

Qwest’s claims do not pass a common sense test, and it has so far provided only scant supporting detail. For example, at a recent Qwest investor meeting in New York, one astute attendee asked “…could you get a little more granular as to how you take your entire [long distance] business and basically get rid of 100% of the costs and keep 100% of the revenue?” The question was not adequately answered—and remains unanswered—despite assertions that the estimates were reasonable because they mirrored SBC’s estimates for the AT&T deal. Qwest apparently does not think it necessary to note that a combined SBC/AT&T or a combined Verizon/MCI would be substantially larger than a combined Qwest/MCI by all objective measures:

	($ in billions; headcount in thousands)
	SBC/AT&T	Verizon/MCI	Qwest/MCI
Financial Metrics:
Revenue (2005E)*	$67.0	$92.9	$31.7
EBITDA (2005E)*	19.4	30.6	5.6
Equity Market Value	94.9	104.8	12.2
Enterprise Value	137.4	145.2	33.4
Headcount (Year-End 2004)	211.7	251.0	82.0

Synergies Targets:
Run-Rate EBITDA	$2.0	$1.0	$2.5
Cost To Achieve	1.7	3.3	2.7
Net Present Value	15.0	7.0	14.8
Headcount Reduction	13.0	7.0	12.0 to 15.0

*	Revenue and EBITDA are based on Wall Street estimates and are included only to give a sense of relative scale. Note also that SBC and Verizon consolidated data are not directly comparable because the two companies account for their wireless affiliates on different bases.

As shown, SBC and Verizon expect work force reductions to equal about 6% and 3% of the combined bases, respectively (excluding SBC’s share of Cingular’s headcount in the case of SBC), while Qwest expects employee cutbacks to be between about 15% and 18% of a combined Qwest/MCI. The projected value of the synergies in an SBC/AT&T combination is worth about 16% of pro forma combined equity value; in the case of Verizon/MCI it is about 7%; and in Qwest/MCI, Qwest claims the synergy value would be equal to about 122% of pro forma combined equity value.

As you are aware, MCI’s and Verizon’s senior management teams have spent months working together to assess the potential operating and financial benefits to be achieved in a combination of the businesses. Unlike Qwest, Verizon’s senior management has built a realistic case for synergies to be achieved in a combination of MCI and Verizon based upon its track record of successful merger integrations:

•	First, Verizon’s much larger SG&A structure will be subsuming MCI’s smaller one, thereby giving stakeholders some comfort that redundant activities can realistically be eliminated and operations made more efficient without jeopardizing the business.

•	Second, Verizon originates enormous volumes of long distance traffic from its existing customers in its local footprint. Most of this long distance traffic can be moved onto MCI’s network and off of third-party networks, thereby saving significant amounts that Verizon now spends for transport.

Messrs. Katzenbach and Capellas

MCI, Inc.

March 16, 2005

•	Third, newly acquired products and capabilities at MCI can be effectively marketed to Verizon’s established large business customers.

•	Fourth, MCI’s existing and potential customers will be reassured by Verizon’s financial stability, including the federal government to which MCI provides critical homeland security services.

•	Fifth, following the merger, Verizon will continue to have the financial wherewithal and incentive to make the necessary and substantial investments to maintain and improve the existing services and pursue new opportunities in wireless and the rapidly evolving IP segment.

Qwest’s proposal to acquire MCI falls far short on each measure:

•	Neither company has an SG&A structure that is large or stable enough to absorb the other.

•	A combined Qwest/MCI would have modest off-net long-haul traffic (presumably Qwest already carries its own traffic) so there is less synergy potential to be achieved by moving this traffic on-net.

•	Qwest would only be able to sell MCI’s products to a comparatively small customer base in the relatively less attractive business markets of its 14 state service area.

•	Existing MCI business customers would be alarmed about the prospects of relying upon a financially weak vendor providing critical telecom and data services.

•	The combined entity would be unable to make the necessary investments to stay competitive in the enterprise services segment—particularly in the face of stiff competition from a combined SBC/AT&T. It also would be unable to absorb the financial impact of the inevitable adjustments to the business model as competitors deploy wired and wireless products in a new IP-based environment.

As we all know from experience, integration of network platforms is a complex multi-year undertaking that requires significant expenditures in labor and capital. Qwest does not want to focus attention on the reality of this challenge. To begin an integration process, the carrier needs the customer’s permission before re-tooling its current network solution and moving the services to new facilities. Most business customers are deeply skeptical about the risks and costs of the potential disruption of their mission-critical telecom and data services. However, assuming the customer agrees—usually as the result of a vendor’s promise to devote huge teams to help in the migration and, in fact, pay for the customer’s cost of relocating—network engineers then must configure a new solution, potentially change out the hardware at the customer’s premise, move to new operational support systems (for ordering, provisioning, monitoring, billing, maintenance and inventory management) and interfaces, convert the related databases, and rearrange the

Messrs. Katzenbach and Capellas

MCI, Inc.

March 16, 2005

necessary network elements. This process is time consuming and labor-intensive and can take months, maybe even years, just for one customer. Incidentally, as we all know, until the last customer is moved off a network, the carrier cannot eliminate a redundant network element or operational system to capture any savings. This can mean that the costs required to move a specific customer—and achieve the overall economic benefit of shutting down a network element—are substantial and may be many times the revenue earned from that customer.

Qwest incredibly claims that it can deliver about $1.7 billion of synergies in the first year following the consummation of its proposed acquisition of MCI, or about two-thirds of the annual run-rate of $2.5 billion to $2.9 billion of total synergies that Qwest asserts can be achieved. Telecom industry executives with actual experience serving major corporate customers know this sort of network integration takes time, money, and, most significantly, experienced personnel familiar with the customer’s requirements. And yet, Qwest talks about headcount reductions of 12,000 to 15,000, which would almost certainly include personnel critical to any integration plan.

Moreover, Qwest fails to explain the financial alchemy required to keep Qwest afloat, complete the acquisition of MCI, and invest in the business. While each of Qwest and MCI appear at the moment to be awash in cash, the underlying reality is quite different:

•	In the most recently proposed offer to MCI, Qwest would pay approximately $3.0 billion in cash to MCI’s current shareholders;

•	Another $2.0 billion or more will be spent to settle MCI’s remaining bankruptcy-related claims and Qwest’s litigation liabilities (with Qwest admitting that it really has no way to accurately estimate the total that will ultimately be required to deal with the myriad of securities and regulatory actions it faces); and

•	Around $500 million will apparently be required to deal with restructuring charge reserves at Qwest, plus hundreds of millions of dollars in “unconditional purchase obligations” for unnecessary capacity.

So of the roughly $7.5 billion of total cash the two companies had at December 31, 2004 (of which about $560 million was in the local operating companies at Qwest and therefore subject potentially to protective actions by the state regulators in Qwest’s region), almost $6.0 billion would be committed before Qwest even begins to address:

•	The refinancing of MCI’s roughly $6.0 billion of debt (all of which has change-of-control “puts” in the event of an acquisition by Qwest);

•	The roughly $2.7 billion of Qwest’s $17.3 billion of existing indebtedness that would be due within months of the transaction’s closing; and

•	The billions of dollars required to complete the remedial investment underway at MCI and to achieve any of the promised synergies.

Messrs. Katzenbach and Capellas

MCI, Inc.

March 16, 2005

Incidentally, this situation becomes more acute if Qwest increases the cash component of any revised offer it makes to MCI.

Mergers in the long-distance segment of the telecom industry predicated upon the promise of huge synergies have resulted in spectacular failures, including two transactions involving these very same companies:

•	As you know best having had to deal with the consequences, in November 1997, WorldCom agreed to acquire MCI for stock after a hotly contested takeover battle with GTE, a predecessor of today’s Verizon. WorldCom promised investors that by combining two network-based operators, it could generate $4.4 billion of network-related synergies, another $1.2 billion in SG&A savings, and $2.0 billion in reduced capital spending every year. These were powerful promises that would drive WorldCom’s even then richly valued stock to new and higher levels.

The result? Within a year of the closing, WorldCom’s senior management came under intense pressure to deliver upon the promised synergies. By the following year, WorldCom’s senior executives had orchestrated a massive accounting fraud in an attempt to deal with the inflated expectations that WorldCom had created. The largest part of the accounting irregularities were, in fact, in “line costs” or network costs, the very area that was highlighted as the source of the greatest synergy potential. In fact, the promised savings were illusory.

•	In June 2000, Qwest, then an upstart “bandwidth baron” with a high-flying stock, acquired U S WEST by promising investors that the combination would deliver $12 billion of increased revenue (producing $4.1 billion of incremental EBITDA), operating cost savings of $4.4 billion, and reduced capital spending of $2.2 billion, cumulatively, within five years of closing.

The result? Revenue and EBITDA actually declined sharply. As with WorldCom/MCI, Qwest was under pressure to meet the high expectations it had created and resorted to accounting mischief. The former U S WEST shareholders—not to mention the customers in the 14 states U S WEST serves as well as U S WEST’s employees, vendors, and bondholders—have all suffered the consequences of the inflated promises. Qwest’s share price has declined from around $50 in mid-2000 to today’s speculatively-low single-digit level.

We believe our agreed transaction represents a fair and sustainable value proposition for MCI’s stakeholders, including its long-term investors, its customers, its employees, and its creditors. The transaction price we negotiated—as well as the attractive mix of Verizon common stock and cash—offers MCI’s shareholders a substantial premium to any rational stand-alone valuation of MCI. The common stock component of our transaction also provides your shareholders with upside participation in the value of the synergies that Verizon believes can be achieved as the result of Verizon’s investment of additional billions of dollars to complete the required remedial

Messrs. Katzenbach and Capellas

MCI, Inc.

March 16, 2005

upgrades to MCI’s network and begin the integration of MCI into the broader Verizon wireline and wireless platforms.

We have watched with admiration as MCI has recently put behind it a financial scandal that took the company to the brink of disaster. The current leadership of MCI has overseen a rebuilding of MCI’s business and finances, yielding a company positioned to be a leader in the ongoing restructuring of the American telecommunications industry. A partnership with Verizon can only serve to enhance the prospects for MCI and its customers, employees, creditors and investors. We trust that the Board of Directors will continue to do what is right for its stakeholders, and we look forward to continuing to work with you to complete our exciting and mutually beneficial business combination.

Sincerely,

/s/ IVAN SEIDENBERG
By: Ivan Seidenberg
Title: Chairman and Chief Executive Officer of Verizon Communications Inc.